Exhibit 1

News Release
For Immediate Release

D. Medical Reports Second Quarter 2010 Financial Results

Tirat Carmel, Israel – August 31, 2010 – D. Medical Industries Ltd. (NASDAQ:DMED; TASE:DMDC)("D. Medical"), a medical device company engaged through its subsidiaries in the research, development, manufacture and sale of innovative products for diabetes treatment and drug delivery, today announced financial results for the three and six months ended June 30, 2010. The unaudited selected consolidated financial statements presented below were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). A convenience U.S. dollar translation of NIS amounts is provided using the rate of NIS 3.875 to US$1.00, the representative rate of exchange as of June 30, 2010 as published by the Bank of Israel.

Second Quarter Highlights:

•	Second quarter sales increased 33% on a sequential basis to NIS 721 thousand (US$ 186 thousand), as compared to NIS 543 thousand (US$ 140 thousand) for the first quarter of 2010.
•	Second quarter cost of sales increased 10% on a sequential basis to NIS 1,431 thousand (US$ 369 thousand), as compared to NIS 1,298 thousand (US$ 335 thousand) for the first quarter of 2010.
•
Operating loss for the second quarter decreased 6% on a sequential basis to NIS 6,022 thousand (US$ 1,554 thousand), as compared to NIS 6,399 thousand (US$ 1,651 thousand) for the first quarter of 2010.

D. Medical commenced sales and marketing operations in late 2009. Sales for the three and six months ended June 30, 2010 amounted to NIS 721 thousand (US$ 186 thousand) and NIS 1,264 thousand (US$ 326 thousand), respectively. Cost of sales for the three and six months ended June 30, 2010 amounted to NIS 1,431 thousand (US$ 369 thousand) and NIS 2,729 thousand (US$ 704 thousand), respectively.  D. Medical had no sales and costs of sales for the periods ended June 30, 2009, during which period it was still focusing solely on its research and development operations.

D. Medical’s comprehensive loss for the three months ended June 30, 2010 amounted to NIS 6,314 thousand (US$ 1,629 thousand), or NIS 1.03 (U.S. $0.26) per share, as compared to NIS 9,270 thousand (US$ 2,392 thousand), or NIS 2.02 (US$ 0.52) per share, for the three months ended June 30, 2009.  D. Medical’s loss for the six months ended June 30, 2010 amounted to NIS 21,203 thousand (US$ 5,471 thousand), or NIS 3.64 (US$ 0.94) per share, as compared to NIS 12,100 thousand (US$ 3,123 thousand), or NIS 2.59 (US$ 0.67) per share, for the six months ended June 30, 2009. The loss for the first six months of 2010 reflects registration costs of NIS 6,049 thousand (US$ 1,561 thousand) and fair value losses on warrants at fair value through profit or loss of NIS 2,469 thousand (US$ 637 thousand) as a component of financial costs, all incurred during the first three months of 2010. Therefore, on a sequential basis, comprehensive loss for the second quarter decreased 58%.

"These financial results reflect our recent transition from an R&D company into a commercially viable company and, in turn, the very early stages of commercialization of our Adi insulin pump and our universal infusion sets in select European countries,” said Efri Argaman, D. Medical’s Chief Executive Officer.  “As we move forward to mass production with the help of our new manufacturing partner, UPG, we expect to expand our manufacturing volumes and reduce our cost of sales.  This will allow us to more fully capitalize on the cost-effectiveness of our unique spring-based design as we prepare to launch product sales in our five initial target markets - Mexico and the BRIC countries of Brazil, Russia, India and China - commencing in 2011.”

As of June 30, 2010, D. Medical had cash and cash equivalents of NIS 30,383 thousand (US$ 7,841 thousand), as compared to NIS 24,388 thousand (US$ 6,294 thousand) as of December 31 2009. The increase was mainly attributable to the proceeds from exercise of warrants less the cash used in operating activities.

Recent Highlights:

•
In August 2010, D. Medical consummated its initial public offering in the United States of 1,500,906 of its ordinary shares at a price per shares of US$7.00, thereby raising gross proceeds of NIS 40,712 thousand (US$ 10,506 thousand) and significantly increasing the cash resources available to fund its commercialization efforts.

•	In August 2010, D. Medical entered into a definitive manufacturing and supply agreement with UPG (Suzhou) EPZ Co. Ltd.

Conference Call

D. Medical will host a conference call to discuss these results today, August 31, at 8:30 a.m. (Eastern Standard Time).  Those wishing to access the live conference call by telephone should dial 877-312-5445 (within the United States) or 253-237-1128 (outside of the United States) several minutes prior to the beginning of the call. The call will also be webcast live and archived for 30 days on the company's website at http://www.dmedicalindustries.com under the "Events" tab in the Investors section.

About D. Medical

D. Medical is a medical device company engaged through its subsidiaries in the research, development, manufacture and sale of innovative products for diabetes treatment and drug delivery. D. Medical has developed durable and semi-disposable insulin pumps, which continuously infuse insulin into a patient’s body, using its proprietary spring-based delivery technology.  D. Medical believes that its spring-based delivery mechanism is cost-effective compared to the motor and gear train mechanisms that drive competitive insulin pumps and also allows it to incorporate certain advantageous functions and design features in its insulin pumps.  D. Medical has also developed an infusion set for insulin pumps and is focusing its research and development efforts on the development of next generation insulin pumps and a device that will combine a continuous glucose monitoring system and an insulin pump on the same patch.  For more information, visit http://www.dmedicalindustries.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined by the Israeli Securities Law, 1968, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties. These statements include, forecasts, goals, uncertainties and assumptions and relate, inter alia, to D. Medical's future expectations in connection with its level of sales and cost of sales, manufacturing volumes, the cost-effectiveness of its spring-based design and timing of markets penetration. The forward-looking statements are based on D. Medical's current expectations and beliefs which are based on, among other things, its analysis of publicly available information and market research reports. All forward-looking statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the impact of general economic conditions, competitive products, product demand, the performance of D. Medical's contract manufacturer and distributors, regulatory trends and approvals and healthcare reform legislation. If one or more of these risks and/or uncertainties materialize, or if the underlying assumptions prove to be incorrect, D. Medical's actual results, performance or achievements could differ materially from those expressed in, or implied by, any such forward-looking statements or results which are based upon such assumptions.  No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or of any of them will transpire or occur, what impact it will have on D. Medical's results of  operations or financial condition. D. Medicals does not undertake to update any forward-looking statements.

Company Contact:

Amir Loberman
Chief Financial Officer
D. Medical Industries LTD
T: +972-73-2507100
info@springnow.com

North American Investor Contact:

Stephen Kilmer
T: 905-690-2400
M: 905-906-6908
stephen@dmedicalindustries.com

Israeli Investor Relations

Iris Lubitch
T: 972-775538007
Iris@EffectiveIR.co.il

D MEDICAL INDUSTRIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
NIS in thousands

			Convenience translation into US$ (in thousands)
	June 30,	December 31,	June 30,
	2010	2009	2010
	(Unaudited)	(Audited)	(Unaudited)
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	30,383	24,388	7,841
Short term deposits	-	208	-
Trade accounts receivable	1,119	103	289
Other	1,596	1,097	412
Inventory	1,349	499	348
T o t a l current assets	34,447	26,295	8,890

NON-CURRENT ASSETS :
Property and equipment, net	2,252	2,103	582
Intangible assets, net	14,477	14,482	3,736
Long-term deposits and loans	176	285	45
Deferred charges	1,949	-	503
T o t a l non-current assets	18,854	16,870	4,866
T o t a l assets	53,301	43,165	13,756

Liabilities and equity
CURRENT LIABILITIES:
Trade and other payables:
Trade accounts payable	1,653	1,165	427
Other	2,446	2,695	631
T o t a l current liabilities	4,099	3,860	1,058
NON-CURRENT LIABILITIES:
Warrants	-	2,606	-
Provision for royalties to the Israeli Office of Chief Scientist	4,753	4,048	1,227
Liability to minority interest	3,328	3,085	859
Liability for severance pay - net	71	233	18
T o t a l non-current liabilities	8,152	9,972	2,104
T o t a l liabilities	12,251	13,832	3,162
EQUITY:
Equity attributable to owners of the parent:
Share capital - issued and outstanding -
December 31, 2009 – 5,384,342 shares June 30, 2010 - 6,124,617 shares
Ordinary shares	2,020	1,783	521
Share premium and other reserves	196,395	167,355	50,683
Warrants and equity portion of convertible debt	3,048	3,048	787
Accumulated losses	(163,429)	(143,442)	(42,175)
	38,034	28,744	9,816
MINORITY INTEREST	3,016	589	778
T o t a l equity	41,050	29,333	10,594
T o t a l liabilities and equity	53,301	43,165	13,756

D MEDICAL INDUSTRIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
NIS in thousands except per share data

						Convenience translation into US$ (in thousands)
	Three months ended		Six months ended		Year ended	Three months	Six months
	June 30		June 30		December 31,	ended June 30	ended June 30
	2010	2009	2010	2009	2009	2010	2010
	(Unaudited)				(Audited)	(Unaudited)
CONTINUING OPERATIONS:
Sales	721	-	1,264	-	368	186	326
Cost of sales	1,431	-	2,729	-	657	369	704
	710	-	1,465	-	289	183	378
Research and development expenses - net	2,058	3,137	4,310	6,193	13,193	531	1,112
Selling and marketing expenses	738	-	1,322	-	698	190	341
General and administrative expenses	2,645	1,339	5,222	2,155	5,563	683	1,348
Other (income) expenses - net	(129)	(196)	102	(126)	(714)	(33)	26
Operating loss	6,022	4,280	12,421	8,222	19,029	1,554	3,205
Registration costs	-	-	6,049	-	-	-	1,561
Finance income	(122)	(16)	(151)	(870)	(243)	(31)	(39)
Fair value losses (gains) on warrants at fair value through profit or loss	-	4,455	2,469	4,065	(244)	-	637
Finance costs	414	551	415	683	473	106	107
Finance (income) costs - net	292	4,990	2,733	3,878	(14)	75	705
LOSS AND TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	6,314	9,270	21,203	12,100	19,015	1,629	5,471
ATTRIBUTABLE TO:
Owners of the parent	5,644	9,175	19,989	11,670	18,435	1,457	5,158
Minority interest	670	95	1,214	430	580	172	313
	6,314	9,270	21,203	12,100	19,015	1,629	5,471
LOSS PER SHARE ATTRIBUTABLE
TO THE EQUITY HOLDERS OF THE COMPANY:
Basic and diluted	1.03	2.02	3.64	2.59	3.89	0.26	0.94